UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC	1746 (11-03)

CUSIP No 264142100

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No 264142100

1	NAME OF REPORTING PERSON Raymond A. D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 543,517
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 543,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No 264142100

This Amendment No. 8 to the Schedule 13D (the “Schedule 13D”), dated December 17, 2007, is filed with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A. D. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A. D. French is a citizen of the Republic of Ireland whose address is Bayroc, Unit #404, Box CB 13043, Nassau, Bahamas. Mr. French is a company director. Mr. French is Chairman of SCM and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A. D. French	Company Director	Bayroc, Unit #404 Box CB 13043 Nassau, Bahamas	Irish

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles.	Irish

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship

Raymond A. D. French	Company Director	Bayroc, Unit #404 Box CB 13043 Nassau, Bahamas	Irish

Raymond J. R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle of Man IM6 1AU British Isles.	Irish

CUSIP No 264142100

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No change from prior filing.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by adding the following:

On November 20, 2007 the Filing Parties sent a letter to the Company’s Chairman and the other members of the board of directors (the “Board”) expressing their dissatisfaction with:

(1) the Company’s progress toward achieving the central goal of a mid-teens percentage return on equity (ROE), publicly set out by the Chairman when he announced the Company’s turnaround program nearly three years ago, and

(2) the steps taken by the Company to address three serious and on-going problems affecting the Company’s ROE: SG&A expense control, inventory reductions and shrinkage.

The Filing Parties indicated in the November 20, 2007 letter and subsequent filings with the Securities and Exchange Commission that they intended to nominate, and solicit proxies to elect, a slate of directors at the Company’s 2008 annual meeting, unless they saw satisfactory concrete progress in these problem areas and acceptable improvement in the Company’s twelve-month ROE by the end of the third quarter of the current fiscal year.

Based on the information in the Company’s 10Q for the third quarter, and statements made at the Company’s December 6, 2007 earnings conference call, the Filing Person’s evaluate the Company’s performance in these areas as follows:

1.

Return on Equity (ROE): As outlined in the Filing Parties’ letter to the Company’s chairman on November 20, 2007, for the 12-month period ending with Q2 of this fiscal year, the Company generated a ROE of 3.88%. For the twelve month period ended with Q3 of this fiscal year, the Company generated a 3.0% ROE[1]. Thus, not only did the Company fail to achieve an acceptable improvement in its ROE by the end of Q3, but the 12-month period ROE actually fell through the third quarter.

2.

SG&A Expenses: The Company disclosed in the Q3 form 10-Q that third quarter SG&A Expenses, as a percentage of net sales, increased from 30.0% in 2007 to 32.4% in 2008. The SG&A section of the form 10-Q also included an amount for adjusted SG&A expenses, which excluded various expense components described by the Company as “significant fluctuations”. By excluding these significant fluctuations the Company arrived at an adjusted SG&A expense which was 27.8% of comparable store sales in the third quarter of fiscal 2008, versus 28.5 % in the third quarter of 2007. [2]

The Filing Parties agree with the appropriateness of certain of these adjustments, including those relating to the IT initiative, the Growth initiative and Timing variances (the “Acceptable Exclusions”). However, the Filing Parties do not believe that the exclusion of growth in expenses for professional services, share based compensation, planned increased store maintenance expenses, and material weaknesses remediation is appropriate. If the adjustments are limited to the Acceptable Exclusions (as defined above), virtually the entire improvement in the adjusted SG&A expense ratio disappears. On this basis adjusted Q3 SG&A expense was 29.98% of comparable store sales in fiscal 2008 versus 30.00% in fiscal 2007. These results fall far short of satisfactory concrete progress in reducing SG&A expenses.

[1]

Net income of $3.12 million divided by Average shareholders equity of $103.568 equals 3.0%. The Filing Parties note that this ROE is also substantially below the ROE generated under previous management prior to the turnaround effort begun in early calendar 2005: the average annual ROE for the three years prior to the management change was 5.03% (i.e.: ROE achieved in: fiscal 2003 was 5.42%, fiscal 2004 was 6.16% and fiscal 2005 was 3.50%).

[2]	See pages 9 & 10.

CUSIP No 264142100

In addition, the Filing Parties have certain particular concerns relating to SG&A expense. The growth in expenses relating to the New Store Development and other departments has been rapid (36.6% in Q3 and 37.4% in the first three quarters of this fiscal year) and is now running at an annualized level of $4.7 - 4.9 million. Most importantly, since the turnaround program began in early calendar 2005, the Company has not disclosed details of any internal SG&A expense review to examine the appropriateness of the current annual SG&A expense base in aggregate. The Filing Parties find the lack of such a study two-and-a-half years into the turnaround very troublesome and a sign of the Company’s lack of focus on SG&A expense cuts as an area of opportunity to maximize Net income, and, therefore, shareholder value. The Filing Parties believe that the disappointing lack of reported store level SG&A expense reductions over the turnaround period is directly related to the lack of such a study.

3.

Inventory reductions: The Filing Parties were pleased that the Company was able to demonstrate some progress in reducing comparable store inventory levels as described in its December 6, 2007, press release. However, the Filing Parties believe that the slow rate of progress in this area to date makes it unlikely that the Company will be able to meet its year-end inventory target. As outlined in the Filing Parties’ letter to the Company’s Chairman on November 20, this has negative implications for the financing of new stores. While the Company’s Revised 2008 Operating Plan budgets a fiscal 2008 year-end Inventory level of $148.0 million[3], inventories were at $178.3 million at the end of Q3; therefore, in order to meet the budgeted end of year goal, Inventory will now need to fall by $30.3 million (or 17.0%) in Q4. Consistent with the concerns outlined in the Filing Parties’ letter of November 20, the slow rate of progress in unlocking cash from inventory has - and will continue to - force the Company to draw down further debt to finance the new store program. In this regard, the Filing Parties note that during Q3, the Company’s Notes payable under revolving loan increased by $18.585 million[4] (or by 62.2%).

4.

Shrinkage: According to the Company’s form 10-Q for Q3[5], the shrinkage problem reduced Gross margin for the first three quarters of this fiscal year by 39 basis points. For Q3, the problem had worsened with shrinkage reducing Gross margin by 63 basis points[6]. Further, since the Filing Parties’ November 20 letter, the Company’s management has not outlined any specific programs to improve the shrinkage problem. For these reasons, the Filing Parties believe that the Company has not demonstrated any satisfactory concrete progress in this problem area.

Based on these results the Filing Parties have not seen satisfactory concrete progress in the problem areas and acceptable improvement in the Company’s twelve-month ROE through the end of the third quarter. Accordingly, the Filing Parties intend to nominate, and solicit proxies to elect, a slate of directors at the Company’s 2008 annual meeting. The Filing Parties are considering how many candidates to nominate and whether to propose an amendment to the Bylaws that would reduce the size of the Board.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Common Stock beneficially owned by each Reporting Person as of the close of business on December 14, 2007:

Name	Number of Shares	Approximate Percentage of Outstanding Shares7
Strongbow	543,517	14.3%
SCM	543,517	14.3%
Raymond A. D. French	543,517	14.3%

(b)	Strongbow has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 543,517 shares of Common Stock.

Raymond A. D. French has shared power to dispose or to direct the disposition of 543,517 shares of Common Stock.

(c)	There have been no transactions with respect to the Shares during the past 60 days by the Filing Persons.

(d)	In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

[3]	See form 8-K filed on June 20, 2007 (see Balance sheet on page 4).

[4]	From $29.876 million at July 29, 2007, to $48.461 million at October 28, 2007.

[5]	See pages 9 & 10, “Gross margin”.

[6]	The Filing Parties also note that when compared with the same periods last fiscal year, the shrinkage problem had worsened in both Q3 and for the first three quarters of this fiscal year.

[7]	Computed on the basis of 3,809,841 shares of Common Stock outstanding as of October 28, 2007 as specified in the Quarterly Report on Form 10-Q of the Company, filed with the SEC on 12/06/2007.

CUSIP No 264142100

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No 264142100

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2007

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A. D. French
Raymond A. D. French Director

RAYMOND A. D. FRENCH

By:	/s/ Raymond A. D. French